November 15, 2004

Mail Stop 0409

Ian Morris
Chief Executive Officer
HouseValues, Inc.
15 Lake Bellevue Drive, Suite 100
Bellevue, Washington 98005

Re:	HouseValues, Inc.
	Amendment No. 2 to Form S-1
      Registration No. 333-118740
      Filed November 4, 2004

Dear Mr. Morris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-1 filed on November 4, 2004.

Form S-1

Use of Proceeds, page 3

1. We note your responses to prior comments 6 and 7 stating that you are unable to estimate the purpose of this offering with any specificity other than five general reasons. As previously requested, please revise your disclosure here and on page 21 to clearly discuss why you are unable to estimate particular uses of the proceeds. More importantly, revise to explain why you are conducting this offering if you have no purpose or plan for the proceeds.

Risk Factors

We experience high turnover of agent customers and have a limited ability . . . pages 8-9

2. We note your response to prior comment 9 stating that you have revised to disclose the average time period, but we requested you quantify what you mean by the "high termination rate." Please revise accordingly.

We collect personally identifiable information from prospective homebuyers and sellers and evaluate the use of our Market Leader prospect management system . . ., page 10

3. We note your new disclosure in response to prior comment 10.
Please revise this new disclosure to state that you are providing the personal or identification information of potential homebuyers and sellers. Further, please describe the "other audience characteristics."

If we fail to comply with the various laws and regulations that govern the real estate industry . . ., page 11

4. Please revise to eliminate the newly added mitigating language from the second paragraph beginning, "Although we actively work to ensure . . ." and ending, "are subject to change." This language mitigates the risk of noncompliance and is therefore inappropriate for the risk factor disclosure section.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, page 17

5. We note your response to prior comment 12; however, we reissue our previous comment because we do not understand why you consider yourself to be at risk of failing to comply with Section 404 of the
Sarbanes-Oxley Act. Please revise to explain in detail the basis of your belief or delete this generic risk factor. In revising your disclosure, please explain what you have discovered during your control review that has led you to believe that there exists a material risk of non-compliance.

6. In the event you retain this risk factor, please revise to clarify that your inability to obtain reports or institute controls on a timely basis means your controls would be considered ineffective for purposes of Section 404.





Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies

Stock-Based Expenses, page 28

7. We have read your revised disclosure in response to comments 15 through 19. Expand your discussion and disclose the valuation methodology used to reassess the value of the enterprise at each date at which options were granted. For example, state whether you used the market, income or asset-backed approach and if applicable, discuss any discounts or premiums applied.

8. We note your revised disclosures on page 29 where you indicate that for the May and June option grants the Company used the low end of the anticipated IPO price range, as determined in late August 2004, to establish the reassessed value of your common stock. Supplementally, please tell us the price range. Tell us how you considered such price range and how you applied the factors disclosed on page 29 to the $2.20 value in the William Blair Transaction to arrive at the reassessed values for May and June.

Investing Activities, page 38

9. We have reviewed your response to prior comment 20 stating that you do not believe the $572,000 is material. Since your net income for fiscal year 2003 was $3.7 million and your net income for nine months ended September 30, 2004 was $5.6 million, we continue to believe this amount is material to your operations and therefore, we reissue this comment.

Principal and Selling Shareholders, pages 70-72

10. Please revise to disclose the names of all natural persons holding voting and dispositive power over the shares listed in this table. Currently, you list multiple non-natural entities such as CPII, LLC, IMATCH LLC, TWB Investment Partnership, LP and Washington
Park Ventures without naming the natural persons who hold these powers.

Consolidated Financial Statements

Note 2 - Acquisition of Soar Solutions, Inc., page F-18

11. We have read your response to comment 35. Expand your footnote disclosure to include a discussion of the Company`s intentions with regard to the eMLS software at the time of acquisition.

Exhibit 5.1.

12. Please file a signed and dated legality opinion.


      *   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at (202) 824-5336 or Kathleen
A.
Collins at (202) 942-2814 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-2987 with any other questions.


      			Sincerely,



      			Peggy Y. Kim
      			Senior Counsel

Cc: 	Scott L. Gelband, Esq. (via facsimile)
	Patrick J. Devine, Esq.
      Perkins Coie LLP
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HouseValues, Inc.
November 15, 2004
Page 1